Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156479

CNL MACQUARIE GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED FEBRUARY 12, 2010

TO PROSPECTUS DATED JANUARY 7, 2010

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated January 7, 2010. Capitalized terms have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Macquarie Global Growth Trust” include CNL Macquarie Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of February 12, 2010.

RECENT DEVELOPMENTS

Our advisor, CNL Macquarie Global Growth Advisors, LLC, is a Delaware limited liability company formed as a joint venture between affiliates of both CNL Financial Group, LLC and Macquarie Capital Funds Inc. Macquarie Capital Funds Inc. is a subsidiary of Macquarie Group Limited, or “Macquarie.”

On February 12, 2010, Macquarie entered into an agreement to sell the majority of its Australian core real estate funds management platform to Charter Hall Group. The proposed sale will include the management business of Macquarie Office Trust, Macquarie CountryWide Trust and Macquarie Direct Property Funds (which includes Macquarie Direct Property Fund, Macquarie Martin Place Trust and Macquarie Property Income Fund). Further, as part of the sale, Charter Hall Group will also acquire the asset service and property management businesses that support these funds. It is expected that the proposed sale to Charter Hall Group will close in March 2010. The proposed transaction with Charter Hall Group will not affect Macquarie’s ownership of our advisor.

It is currently anticipated that upon the completion of the transaction, Macquarie Capital Funds and its affiliates will manage a global real estate portfolio with assets valued over $6 billion.